EXHIBIT 99
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                            Coral Gold Resources Ltd.
                        Suite 400 - 455 Granville Street
                             Vancouver, BC, V6C-1T1
                              Phone (604) 682-3701
                               Fax (604) 682-3600
                                www.coralgold.com
                                ir@coralgold.com

April 12, 2005                                Trading Symbols: TSX Venture - CGR
                                                               US;OTC.BB - CGREF


                                  NEWS RELEASE
                                  ------------

Coral Gold Resources Ltd. has granted incentive stock options for the purchase of up to 42,500 shares at a price of $1.70 per share exercisable on or before April 12, 2010 to employees and consultants of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD OF DIRECTORS

"Matt Wayrynen"

Matt Wayrynen, President


The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.